UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Northern Power Systems Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

66561Y 107

(CUSIP Number)

John Simon

711 Fifth Avenue

New York, New York 10022

(212) 339-2295

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66561Y 107	13D/A	Page 2 of 5

1	NAMES OF REPORTING PERSONS: John Simon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,091,265 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,091,265 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,091,265 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.34% (2)
14	TYPE OF REPORTING PERSON IN
(1)	The amount excludes shares underlying stock options, of which 20,000 are fully vested and exercisable.
(2)	Based on a total of 23,173,884 shares of voting Company Common Stock outstanding as of November 11, 2016 and assumes that options to purchase shares issued pursuant to a Company Stock Option Plan have not been exercised.

EXPLANATORY STATEMENT

The Reporting Person is filing this Amendment No. 1 to Schedule 13D to report that his beneficial ownership interest in the common stock, no par value per share (the “Common Stock”) of Northern Power Systems, Corp. (the “Company”) has increased by more than 1% since the filing of the Reporting Person’s Schedule 13D on April 13, 2016 (the “Original Schedule 13D”). This Amendment amends Items 3 and 5 of the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended as follows:

On November 28, 2016, Mr. Simon received an annual grant of 30,000 shares of restricted Common Stock under the Northern Power Systems Corp. 2014 Stock Option Plan. The shares fully vested on the date of the grant. On November 30, 2016, Mr. Simon received 36,000 shares of Common Stock under the Northern Power Systems Corp. 2014 Stock Option Plan in lieu of cash for 50% of his Board fee. The shares fully vested on the date of the grant.

On December 6, 2016, the Reporting Person purchased 401,279 shares of Common Stock with $75,501.00 in personal funds.

On December 8, 2016, the Reporting Person purchased 168,462 shares of Common Stock with $31,696.13 in personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)	Mr. Simon beneficially owns a total of 3,091,265 shares of Common Stock, representing 13.34% of 23,173,884 shares of voting Common Stock outstanding as of November 11, 2016. This amount does not include shares of Common Stock underlying stock options granted to Mr. Simon as a Director of the Company, of which 20,000 are fully vested and exercisable as of the date of this filing.

(b)	Mr. Simon has sole voting and dispositive power over of 3,091,265 shares of Common Stock deemed to be beneficially owned by him, which amount does not include the 20,000 shares of Common Stock issuable upon exercise of stock options to purchase shares of Common Stock.

(c)	The following transactions in the Common Stock have been effected in the last 60 days:

Date	Type of Transaction	Number of Shares	Price per Share ($) (1)
11/28/2016	Acquisition under Northern Power Systems, Corp. 2014 Stock Option and Incentive Plan	30,000	0	(2)
11/30/2016	Acquisition under Northern Power Systems, Corp. 2014 Stock Option and Incentive Plan	36,000	0	(3)
12/06/2016	Private purchase	26,000	4,892.00
12/06/2016	Private purchase	285,279	53,676.00
12/06/2016	Private purchase	90,000	16,933.00
12/08/2016	Private purchase	168,462	31,696.13

(1)	Prices reported are in US dollars; purchases made on 12/06/2016 and 12/08/2016 made for Canadian 25 cents per share.
(2)	Annual grant of restricted Common Stock.
(3)	Issuance of shares of Common Stock in lieu of cash for 50% of Board fee.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2016	/s/ John Simon
John Simon

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